UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K includes (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021 and 2020; and (2) the unaudited interim condensed consolidated financial statements and related notes of Grindrod Shipping Holdings Ltd. for the six months ended June 30, 2021.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenue and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below and in our other filings with the SEC. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by us at the time these statements were made. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—COVID-19 Impact”;

•	cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk and tanker shipping industries, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk and tanker industries;

•	seasonal fluctuations within the drybulk and tanker industries;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the oil and coal industries;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies and oil producers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

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•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate;

•	fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate, or LIBOR;

•	changes in the costs associated with owning and operating our vessels;

•	changes in, and our compliance with, governmental, tax, environmental, health and safety regulations, including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design;

•	our ability to operate as an independent entity; and

•	the other factors set out in “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on March 31, 2021.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Report on Form 6-K or to reflect the occurrence of unanticipated events except as required by law.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of financial condition and results of operations together with our unaudited interim condensed consolidated financial statements, including the notes, and the other financial information appearing elsewhere in this Report on Form 6-K, and with our audited consolidated and combined financial statements appearing in our 2020 Annual Report filed with the SEC. Certain information contained in this discussion and analysis and elsewhere in this Report on Form 6-K includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements” in this Report on Form 6-K and in “Item 3. Key Information—Risk Factors” of the 2020 Annual Report filed with the SEC for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Report on Form 6-K.

In this Report on Form 6-K, unless otherwise indicated, all references to “we”, “us,”, “Group”, “our”, “Company” and “Grindrod Shipping” refer to Grindrod Shipping Holdings Ltd. and its subsidiaries.

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels outright and some of our vessels in partly-owned subsidiaries and in joint venture arrangements. We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an ‘‘unallocated’’ segment.

Our handysize and supramax/ultramax operating fleet consists of 23 owned drybulk carriers and eight long-term chartered-in drybulk carriers. We have 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 62,660 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market or under contracts of affreightment (“COAs”).

With the sale of the two medium range tankers and one small tanker in the six months ending June 30, 2021, our tanker operating fleet has been reduced to one owned medium range tanker that is 50,140 dwt in size. Our tanker carries petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tanker does not carry crude oil. Our tanker is employed under a bareboat charter.

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The following table sets forth certain summary information regarding our fleet as of the date of this Report on Form 6-K:

Drybulk Carriers — Owned Fleet (23 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage		Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	68.86%	(1)	IVS Commercial(2)
IVS Sunbird	2015	Japan	33,400	68.86%	(1)	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	68.86%	(1)	IVS Commercial(2)
IVS Kestrel	2014	Japan	32,770	68.86%	(1)	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	68.86%	(1)	IVS Commercial(2)
IVS Sparrowhawk	2014	Japan	33,420	68.86%	(1)	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%		IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%		IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%		IVS Handysize Pool
IVS Kinglet(3)	2011	Japan	33,130	100%		IVS Handysize Pool
IVS Magpie(3)	2011	Japan	28,240	100%		IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%		IVS Handysize Pool
IVS Knot(3)	2010	Japan	33,140	100%		IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%		IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%		IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%		IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%		IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	68.86%	(1)	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	68.86%	(1)	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	68.86%	(1)	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	68.86%	(1)	IVS Supramax Pool
IVS Hirono	2015	Japan	60,280	68.86%	(1)	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	68.86%	(1)	IVS Supramax Pool

Drybulk Carriers — Long-Term Charter-In Fleet (8 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(4)	2020	Japan	62,660	2022-24(5)	IVS Supramax Pool
IVS Pebble Beach(4)	2020	Japan	62,660	2022-24(5)	IVS Supramax Pool
IVS Phoenix(6)	2019	Japan	61,470	2022-24(5)	IVS Supramax Pool
IVS Hayakita(4)	2016	Japan	60,400	2023-26(5)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(5)	IVS Supramax Pool
IVS Pinehurst(4)	2015	Philippines(7)	57,810	2021-22(5)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2022	IVS Supramax Pool
IVS Naruo(4)	2014	Japan	60,030	2022-24(5)	IVS Supramax Pool

Tankers – Owned Fleet (1 Vessel)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku(3)	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2022)

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(1)	Owned through IVS Bulk Pte. Ltd., a subsidiary in which we have a 68.86% interest. The acquisition of the remaining interest in IVS Bulk is expected to be completed no later than September 30, 2021 in accordance with the signed Share Purchase Agreement between Grindrod Shipping and an affiliate of Bain Capital Credit, dated July 21, 2021, subject to customary closing conditions.

(2)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(3)	IVS Knot, IVS Kinglet, IVS Magpie and Matuku have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2035, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and the Matuku in 2022. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(4)	Includes purchase options for Grindrod Shipping.

(5)	Expiration date range represents the earliest and latest redelivery periods due to extension options.

(6)	We have agreed to acquire the vessel from its owners with closing currently estimated to occur by September 30, 2021. Until closing, the vessel will remain chartered-in under the original contract terms.

(7)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

Our Joint Ventures

Through varying times during the periods covered by this Report on Form 6-K, we have interests in joint ventures as set out below.

IVS Bulk Pte. Ltd.

Prior to February 14, 2020, we, through our wholly owned subsidiary Grindrod Shipping Pte. Ltd., or GSPL, owned approximately 33.5% interest in IVS Bulk Pte. Ltd., or IVS Bulk, a joint venture with Sankaty European Investments III S.à.r.l, or Sankaty, and Regiment Capital Ltd, or Regiment. Effective February 14, 2020, we increased our ownership to 66.75% by acquiring Regiment’s interests. The financials of IVS Bulk are consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as had been the case up to February 14, 2020.

On December 1, 2020, a loan of $4.0 million provided by GSPL to IVS Bulk was converted into equity in line with the new shareholders agreement. The transaction increased GSPL’s shareholding in IVS Bulk by 2.11% from 66.75% to 68.86%.

On July 21, 2021, the Group entered into an agreement with the remaining shareholder to acquire the remaining shares in IVS Bulk for a total purchase consideration of $46.3 million, comprising of $37.2 million for the ordinary equity shares and $9.1 million for the preference shares. The agreement with the remaining shareholder is subject to customary closing conditions with closing expected to occur no later than September 30, 2021.

In this Report on Form 6-K references to joint ventures will include IVS Bulk only for the period prior to February 14, 2020.

Leopard Tankers Pte. Ltd.

As of June 30, 2021, we owned a 50% interest in Leopard Tankers Pte. Ltd., or Leopard Tankers, a dormant joint venture with Vitol, or our joint venture partner. Leopard Tankers owned four 50,000 dwt tankers, which were commercially managed by Mansel, an affiliate of Vitol, which received a management fee. This joint venture terminated and we acquired two medium range “eco” tankers from the joint venture, namely Leopard Sun and Leopard Moon, in January and February 2019, respectively, and our joint venture partner acquired the remaining two vessels from Leopard Tankers in February and March 2019. The financial results of Leopard Sun and Leopard Moon are consolidated into our financial statements following delivery of these vessels to us. Leopard Tankers Pte. Ltd. and its subsidiaries are in the process of being wound up.

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Components of Our Operating Results

Revenue.    Revenue includes vessel revenue, ship sale revenue, and other revenue. Vessel revenue consists of charter hire revenue and freight revenue. Charter hire revenue primarily relates to time charter contracts and freight revenue primarily relates to voyage charter contracts and pool distributions (which consist of distributions to us of net earnings relating to our vessels in pools operated by third parties). Ship sale revenue includes ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

We generate revenue by charging customers for their use of our vessels or for the transportation by us of their drybulk and liquid bulk cargoes. Historically, these services generally have been provided by operating our vessels in commercial pools, in the spot market, and on time charters. We also manage our charter rate risk and employment risk by using forward freight arrangements and entering into COAs.

The table below illustrates in general the primary distinctions among these different employment arrangements.

	Commercial Pool	Spot Market	Time Charters
Typical contract length	Varies	Varies	Varies
Charter hire rate basis(1)	Varies	Varies	Daily
Voyage expenses	Pool pays	We or customer pays	Customer pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charter hire costs for vessels chartered-in by us	We pay	We pay	We pay
Off-hire(2)	Pool does not pay	Customer does not pay	Customer does not pay

(1)	“Charter hire rate” refers to the basic payment from the charterer for the use of the vessel under time charter.

(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charter hire cost when the vessel is off-hire. And for time chartered-out vessels, the charterer is not obliged to pay us the charter hire when the vessel is off-hire.

We also generate revenue by acting as commercial manager for vessels owned by our joint ventures or by third parties, and as technical manager for vessels owned by our joint ventures. The commercial management services we provide are in respect of our management and operation of our drybulk handysize pool, or the IVS Handysize Pool, and our drybulk, supramax and ultramax pool, or the IVS Supramax Pool, and the commercial management of three large drybulk handysize vessels we own through IVS Bulk that, due to their size, do not trade in the IVS Handysize Pool. Commercial management fees are charged per vessel as a fixed daily fee plus a fixed percentage of the TCE revenue achieved by the managed vessel. Technical management fees are charged at an agreed fixed amount per year or part thereof to cover our time and expertise. Effective February 14, 2020, commercial management fees and technical management fees from IVS Bulk are eliminated from our revenue as the results of IVS Bulk are consolidated into our results.

Cost of sales.    Cost of sales includes voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage), fuel expenses, port expenses, other expenses and freight forward arrangements; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the fleet; charter hire costs, which primarily relates to time charter contracts; depreciation of ships, drydocking and plant and equipment – owned assets; depreciation of ships and ship equipment – right-of-use assets; other expenses, which consist of freight expenses, cargo handling, provision for onerous contracts, and other logistic purchases; and cost of ship sale, which consists of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables sold with a vessel.

Other operating income (expense). Other operating expense consisted primarily of foreign exchange loss, impairment loss on ships, impairments on intangibles and goodwill, impairment loss on right-of-use assets, impairment loss on the net disposal groups, impairment loss on financial assets for expected credit losses and other operating expenses. Other operating income consists of reversals of impairment loss on ships, reversals of impairment loss on right-of-use assets, reversal of provisions for a tax-related legal case, dividend income, profit on sale of business and foreign exchange gain.

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Administrative expenses.    Administrative expenses comprise general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance.

Share of losses of joint ventures.    Share of losses of joint ventures relates to losses attributable to our joint ventures. Our joint ventures, which includes IVS Bulk for periods prior to February 14, 2020, are accounted for on an equity basis.

Interest income.    Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense.    Interest expense primarily relates to interest on ship loans, interest on bank loans and interest determined under IFRS 16 that relates to leases.

Income tax benefit (expense). Income tax benefit (expense) represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the period. Deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income.

COVID-19 Impact

Due to the variety of factors that impact our business and the dynamic nature of our industry, it is difficult to fully assess and quantify the impact of COVID-19 on our business, results of operations, cash flows and financial condition, and on the dry bulk and tanker industries in general. The measures taken across the globe to slow the spread of the pandemic led to a contraction in worldwide economic activity which in turn contributed to lower charter rates and shipping revenues for the first six months of 2020. During the first half of 2021, freight markets saw a strong rebound as demand for commodities recovered. Beyond the overall impact of the pandemic on rates, the direct, additional expense incurred by us specifically as a result of COVID-19 related factors has not been material during the first half of 2021.

Our ability to efficiently utilize our vessels has, in certain instances and for various direct and indirect COVID-19 related reasons, such as quarantines, changed cargo flows, drydocking delays and increase in crew travel costs resulted in the costs and operating costs per day as reported for the twelve month period ended December 31, 2020 and the six months ended June 30, 2021 being higher than what it might otherwise have been and revenue and TCE for the six months ended June 2020 being lower than it might otherwise have been. We have not attempted to quantify this effect since it would require making a number of significant assumptions. In an effort to reduce our exposure to these risks we have instituted measures to reduce the risk of spread of COVID-19 for our crew members on our vessels.

In addition, during the six months ended June 30, 2021 and 2020, we have sold a number of tanker vessels for a variety of reasons, including to provide liquidity as part of our strategy and to repay a portion of our debt. The COVID-19 pandemic has resulted in various practical difficulties in the process of selling and delivering vessels.

Other significant COVID-19 related factors that we have experienced during 2021 include:

•	reduced efficiency of cargo handling and other delays at certain ports including delays in drydocking;

•	delays to scheduled changes of crew;

•	remote working by our staff;

•	delays in implementing certain planned information technology changes;

•	higher individual airline ticket prices particularly affecting the exchange of crews to our vessels, but a lower incidence of travel by our landside employees generally; and

•	a reduction in marketing activities.

The type of COVID-19 related factors and the severity, and financial and operational impacts on us of such factors in subsequent periods may not be the same as they have been to date. If the COVID-19 pandemic continues to impact the global economy on a prolonged basis, or if vaccines are not available on a widespread basis, the rate environment in the drybulk market and our vessel values may deteriorate and our operations and cash flows may be negatively impacted which could also negatively impact our ability to meet the debt covenants under our existing debt facilities.

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Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•	strength of world economies, in particularly in China and the rest of the Asia-Pacific region;
•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects;
•	cyclicality in the drybulk and tanker industries and volatility of charter rates which is impacted by supply and demand;
•	seasonality;
•	our ability to successfully compete in the drybulk and tanker markets and employ or procure the employment of our vessels at economically attractive rates;
•	changes in supply of drybulk and tanker vessels;
•	the duration of our charter contracts and market conditions when charters expire;
•	our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;
•	the strength of and growth in the number of our customer relationships;
•	an increase in the price of bunker or other market-related increases to components of our costs of sales, including the costs associated with the IMO 2020 regulations limiting sulfur content in fuels;
•	depreciation on our vessels and potential impairment charges;
•	the amount of time and expense that we spend positioning our vessels and changes in trade routes for a variety of reasons, including as a result of additional trade tariffs imposed by China and the United States;
•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;
•	the failure of counterparties to fully perform their contracts with us;
•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;
•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;
•	the age, condition and specifications of our vessels;
•	the effective and efficient technical management of our vessels and our vessel operating costs;
•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies;
•	our ability to access capital to finance our fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;
•	our level of debt and related interest expense;
•	fluctuations in interest rates, and foreign exchange rates, and the uncertainty surrounding the continued existence of LIBOR;
•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;
•	losses or provisions for losses on uncollectible revenue;
•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;
•	the cost and adequacy or otherwise of our insurance coverage;
•	fluctuations in foreign currency exchange rates; and
•	inflation.

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Non-GAAP Financial Measures

The financial information included in this Report on Form 6-K includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day. TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue:

	Six months ended June 30,
	2021			2020
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	60,757	(14,107)	46,650	38,273	(18,731)	19,542
Supramax/ultramax	114,413	(28,779)	85,634	63,565	(30,991)	32,574
Medium range tankers	1,762	(1)	1,761	20,389	(1)	20,388
Small tankers	1,333	(425)	908	3,518	(892)	2,626
Other drybulk carriers	135			122
Other tankers	2,587			2,592
Ship sale revenue	49,465			37,897
Other revenue	795			1,251
Adjustments*	-			(462)
Revenue	231,247			167,145

*	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the period. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

Vessel operating costs per day. Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

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Long-term charter-in costs and Long-term charter-in costs per day. Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Charter hire costs in the statement of profit and loss only includes charter costs that meet the definition of short-term leases in terms of IFRS 16 which, includes charter costs relating to some but not all of our long-term charter-in vessels, with the charter costs relating to the remainder of our long-term charter-in vessels presented as lease payments on ships. Accordingly, charter hire costs and lease payments on ships together comprise “adjusted charter hire costs”.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term charter-in vessels.

 Below is a reconciliation from long-term charter-in costs to adjusted charter hire costs.

	Six months ended June 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	5,028	-	5,028	-	5,028	5,028
Supramax/ultramax	28,112	18,253	46,365	17,567	28,798	46,365
Adjustments(*)	-	-	-	-	-	-
	33,140	18,253	51,393			51,393

	Six months ended June 30,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	4,851	-	4,851	-	4,851	4,851
Supramax/ultramax	10,984	13,044	24,028	13,535	10,493	24,028
Medium range tankers	3,698	1,795	5,493	5,493	-	5,493
Adjustments(*)	-	-	-	-	-	-
	19,533	14,839	34,372			34,372

*	Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of losses of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

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Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit (loss) for the period to EBITDA and Adjusted EBITDA for the six months ended June 30, 2021 and June 30, 2020:

	Six months ended June 30,
(In thousands of U.S. dollars)	2021	2020

Profit (loss) for the period	$27,587	$(12,311)
Adjusted for:
Income tax (benefit) expense	(2,444)	454
Interest income	(99)	(449)
Interest expense	7,737	8,634
Share of losses of joint ventures	29	2,538
Depreciation and amortization	30,233	25,720

EBITDA	63,043	24,586

Adjusted for
(Reversal of) impairment loss recognized on ships	(3,557)	3,662
Impairment loss recognized on goodwill and intangibles	965	-
Reversal of impairment loss recognized on right-of-use assets	(1,046)	-
Impairment loss on net disposal group	2,551	576
Share based compensation	512	955

ADJUSTED EBITDA	62,468	29,779

Headline earnings (loss) and headline earnings (loss) per share. The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose headline earnings (loss) per share and diluted headline earnings (loss) per share. Headline earnings (loss) per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the headline earnings (loss) per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings (loss) for the period represents profit (loss) for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and headline earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

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The table below presents a reconciliation between profit (loss) for the period attributable to owners of the Company to Headline earnings (loss) for the six months ended June 30, 2021 and June 30, 2020.

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2021	2020
Reconciliation between profit (loss) for the period attributable to owners of the Company and headline earnings (loss):
Profit (loss) for the period attributable to owners of the Company	$22,129	$(10,495)
Adjusted for:
- (Reversal of) impairment loss recognized on ships	(3,557)	3,662
- Impairment loss recognized on goodwill and intangibles	965	-
- Reversal of impairment loss recognized on right-of-use assets	(1,046)	-
- Impairment loss on net disposal group	2,551	576
- Loss on disposal of business	25	-
Headline earnings (loss)	21,067	(6,257)

Weighted average number of shares on which the per share figures have been calculated	19,203,308	18,925,969
Effect of dilutive potential ordinary shares	347,168	-
Weighted average number of ordinary shares for the purpose of diluted per share figures	19,550,476	18,925,969

Basic profit (loss) per share	$1.15	$(0.55)
Diluted profit (loss) per share	1.13	(0.55)

Basic headline earnings (loss) per share	$1.10	$(0.33)
Diluted headline earnings (loss) per share	1.08	(0.33)

15

Results of Operations

Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

Certain financial data on a consolidated basis and for our primary segments was as follows for the six months ended June 30, 2021 and 2020. This information was derived from our unaudited interim condensed consolidated financial statements for the respective periods.

Consolidated Results of Operations

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Comprehensive Data

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2021	2020
Revenue	$231,247	$167,145
Cost of sales
Voyage expenses	(43,509)	(52,411)
Vessel operating costs	(23,299)	(22,252)
Charter hire costs	(33,140)	(19,533)
Depreciation of ships, drydocking and plant and equipment– owned assets	(12,596)	(11,733)
Depreciation of ships and ship equipment – right-of-use assets	(17,046)	(13,336)
Other expenses	(2,912)	(605)
Cost of ship sale	(50,591)	(38,362)
Gross profit	48,154	8,913
Other operating income	361	2,173
Administrative expenses	(15,705)	(12,220)
Share of losses of joint ventures	(29)	(2,538)
Interest income	99	449
Interest expense	(7,737)	(8,634)
Profit (loss) before taxation	25,143	(11,857)
Income tax benefit (expense)	2,444	(454)
Profit (loss) for the period	27,587	(12,311)

Profit (loss) for the period attributable to:
Owners of the Company	22,129	(10,495)
Non-controlling interests	5,458	(1,816)
	27,587	(12,311)

Profit (loss) per share attributable to owners of the Company:
Weighted average number of shares on which the basic per share figures have been calculated	19,203,308	18,925,969
Effect of dilutive potential ordinary shares	347,168	-
Weighted average number of ordinary shares for the purpose of diluted earnings per share	19,550,476	18,925,969
Basic earnings (loss) per share	1.15	$(0.55)
Diluted earnings (loss) per share	1.13	$(0.55)

16

Unaudited Segment Information (1)

	Six months ended June 30,
	2021	2020

Drybulk Carriers Business
Handysize Segment
Revenue	$61,066	$38,640
Cost of sales	(41,586)	(43,136)
Supramax/Ultramax Segment
Revenue	$114,467	$63,758
Cost of sales	(88,941)	(63,317)

Tanker Business
Medium Range Tanker Segment
Revenue	$44,410	$49,203
Cost of sales	(44,845)	(41,047)
Small Tanker Segment
Revenue	$8,150	$12,601
Cost of sales	(8,297)	(11,966)

(1)	Segment information includes the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

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Set forth below are selected historical and statistical data of our operating fleet for the six months ended June 30, 2021 and 2020 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion and reconciliation of certain of these measures, see “Non-GAAP Financial Measures” above.

	Six months ended June 30,
(In thousands of U.S. dollars)	2021	2020

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	3,158	3,444
Available days(3)	3,102	3,418
Operating days(4)	3,052	3,385
Owned fleet operating days(5)	2,609	2,706
Long-term charter-in days(6)	-	-
Short-term charter-in days(7)	443	679
Fleet utilization(8)	98.4%	99.0%
TCE per day(9)	$15,285	$5,773
Vessel operating costs per day(10)	$5,602	$4,808
Long-term charter-in costs per day(11)	$-	$-
Supramax/Ultramax Segment
Calendar days(2)	4,963	3,657
Available days(3)	4,914	3,651
Operating days(4)	4,864	3,555
Owned fleet operating days(5)	1,404	1,138
Long-term charter-in days(6)	1,393	1,127
Short-term charter-in days(7)	2,067	1,290
Fleet utilization(8)	99.0%	97.4%
TCE per day(9)	$17,606	$9,163
Vessel operating costs per day(10)	$5,212	$4,666
Long-term charter-in costs per day(11)	$12,611	$12,010

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	213	1,056
Available days(3)	213	1,056
Operating days(4)	213	1,054
Owned fleet operating days(5)	213	695
Long-term charter-in days(6)	-	359
Short-term charter-in days(7)	-	-
Fleet utilization(8)	100%	99.8%
TCE per day(9)	$8,268	$19,343
Vessel operating costs per day(10)	$6,634	$6,664
Long-term charter-in costs per day(11)	$-	$15,300
Small Tanker Segment
Calendar days(2)	105	241
Available days(3)	105	241
Operating days(4)	105	231
Owned fleet operating days(5)	105	231
Long-term charter-in days(6)	-	-
Short-term charter-in days(7)	-	-
Fleet utilization(8)	100%	95.9%
TCE per day(9)	$8,648	$11,368
Vessel operating costs per day(10)	$5,895	$6,377
Long-term charter-in costs per day(11)	$-	$-

18

(1)	Segment information include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.
(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.
(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.
(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.
(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.
(11)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the second half of 2021 is expected to be approximately $12,883/day.

Revenue. Revenue increased $64.1 million, or approximately 38.4%, from $167.1 million for the six months ended June 30, 2020 to $231.2 million for the six months ended June 30, 2021. The largest component of revenue is vessel revenue. Vessel revenue increased by $53.0 million, or approximately 41.4%, from $128.0 million for the six months ended June 30, 2020 to $181.0 million for the six months ended June 30, 2021. An increase in spot rates in the drybulk market were partially offset by a decrease in spot rates in the tanker market in the first half of 2021. The second largest component of revenue is ship sale revenue which increased by $11.6 million, or approximately 30.6%, from $37.9 million for the six months ended June 30, 2020 to $49.5 million for the six months ended June 30, 2021, with the sale of a small tanker and two medium range tankers in the first half of 2021 at higher prices than the sale of a small tanker and two medium range tankers in the first half of 2020.

19

Drybulk Business Total Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue and supramax/ultramax total revenue increased by $22.5 million and $50.7 million, respectively, or approximately 58.3% and 79.5%, respectively, from $38.6 million and $63.8 million, respectively, for the six months ended June 30, 2020 to $61.1 million and $114.5 million, respectively, for the six months ended June 30, 2021. The increase in the handysize and supramax/ultramax total revenue is due to a general strengthening of the spot market rates. The handysize segment was affected by a reduction in operating days due to the sale of two vessels in the second half of 2020 and fewer short-term operating days while the supramax/ultramax segment reported an increase in operating days due to the delivery of the two long-term chartered-in vessels in the second half of 2020 and an increased number of short-term operating days. In addition, the consolidation of the IVS Bulk vessels from February 14, 2020 increased the operating days in both segments.

Our handysize vessel revenue and supramax/ultramax vessel revenue increased by $22.5 million and $50.8 million, respectively, or approximately 58.7% and 79.9%, respectively, from $38.3 million and $63.6 million, respectively, for the six months ended June 30, 2020 to $60.8 million and $114.4 million, respectively, for the six months ended June 30, 2021 for the same reasons as set forth above.

Tankers Business Total Revenue and Vessel Revenue

In the tankers business, our medium range tankers and small tankers total revenue decreased by $4.8 million and decreased by $4.4 million, respectively, or approximately 9.8% and 34.9%, respectively, from $49.2 million and $12.6 million, respectively, for the six months ended June 30, 2020 to $44.4 million and $8.2 million, respectively, for the six months ended June 30, 2021. The decrease in the total revenue was primarily due to the reduced number of vessels as a result of the sale of the two medium range tankers and a small tanker in both the first half of 2021 and the first half of 2020 and the general weakening of the tanker spot market rates partially offset by higher sales prices achieved on the vessels sold in 2021 in comparison to the vessels sold in 2020.

Our medium range tankers and small tankers vessel revenue decreased by $18.6 million and $2.2 million, respectively, or approximately 91.2% and 62.9%, respectively, from $20.4 million and $3.5 million, respectively for the six months ended June 30, 2020 to $1.8 million and $1.3 million, respectively, for the six months ended June 30, 2021. The decrease in the medium range tankers vessel revenue and small tanker vessel revenue was due to a general decrease in the spot market charter rates and the effect of fewer operating days due to the sale of vessels.

Drybulk Business TCE Revenue

Handysize TCE per day increased by $9,512 per day, or approximately 164.8%, from $5,773 per day for the six months ended June 30, 2020 to $15,285 per day for the six months ended June 30, 2021. This increase was due to an increase in handysize spot market charter rates in the first half of 2021.

Supramax/ultramax TCE per day increased by $8,443 per day, or approximately 92.1%, from $9,163 per day for the six months ended June 30, 2020 to $17,606 per day for the six months ended June 30, 2021. This increase was due to an increase in supramax/ultramax spot market charter rates in the first half of 2021.

Tankers Business TCE Revenue

Medium range tankers TCE per day decreased by $11,075 per day, or approximately 57.3%, from $19,343 per day for the six months ended June 30, 2020 to $8,268 per day for the six months ended June 30, 2021. This decrease was due to a decrease in medium range tanker spot market charter rates in the first half of 2021.

Small tankers TCE per day decreased by $2,720 per day, or 23.9%, from $11,368 per day for the six months ended June 30, 2020 to $8,648 per day for the six months ended June 30, 2021. This decrease was due to a decrease in small tanker spot market charter rates.

20

Cost of sales. Cost of sales increased by $24.9 million, or approximately 15.7%, from $158.2 million for the six months ended June 30, 2020 to $183.1 million for the six months ended June 30, 2021. Voyage expenses decreased by $8.5 million from $52.4 million for the six months ended June 30, 2020 to $43.5 million for the six months ended June 30, 2021. This decrease in voyage expenses was primarily due to a reduced number of drybulk freight voyages that resulted in a decrease to fuel and ports costs. Charter hire expense increased by $13.6 million from $19.5 million for the six months ended June 30, 2020 to $33.1 million for the six months ended June 30, 2021. The increase in charter hire costs was primarily due to the strengthening of drybulk spot market rates for short-term charters in the first half of 2021. Cost of ship sales increased by $12.2 million from $38.4 million for the six months ended June 30, 2020 to $50.6 million for the six months ended June 30, 2021. The increase was primarily due to the sale of two medium range tankers and a small tanker in the first half of 2021 that had a higher book value compared to the two medium range tankers and a small tanker that were sold in the first half of 2020.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales decreased by $1.5 million and increased by $25.6 million, respectively, or approximately 3.5% and 40.4%, from $43.1 million and $63.3 million, respectively, for the six months ended June 30, 2020 to $41.6 million and $88.9 million, respectively, for the six months ended June 30, 2021. The decrease in the handysize segment was primarily due to a reduced number of drybulk freight voyages in favor of charter contracts that resulted in a decrease to voyage expenses. The increase in drybulk cost of sales for supramax/ultramax vessels was primarily due to higher charter-in cost on short-term charters as drybulk spot charter rates strengthened during the first half of 2021 offset by reduced third party pool distributions following the purchase and consolidation of IVS Bulk.

Our handysize voyage expenses and supramax/ultramax voyage expenses decreased by $4.6 million and $2.2 million, respectively, or approximately 24.6% and 7.1%, from $18.7 million and $31.0 million, respectively, for the six months ended June 30, 2020 to $14.1 million and $28.8 million, respectively, for the six months ended June 30, 2021. These decreases were primarily due to a reduced number of freight voyages in favor of charter contracts that resulted in a decrease to voyage expenses. Our handysize vessel operating costs and supramax/ultramax vessel operating costs increased from $13.3 million and $5.7 million, respectively for the six months ended June 30, 2020, to $15.2 million and $7.5 million for the six months ended June 30, 2021, respectively. The increase in our vessel operating costs was primarily due to an increase in the number of owned handysize and supramax/ultramax vessels operating in the first half of 2021 following the purchase and consolidation of IVS Bulk.

Handysize vessel operating costs per day increased by $794 per day from $4,808 per day for the six months ended June 30, 2020 to $5,602 per day for the six months ended June 30, 2021. These increases were primarily due to increased crew repatriation costs partly as a result of related COVID-19 travel impacts. Supramax/ultramax vessel operating costs per day increased by $546 per day from $4,666 per day for the six months ended June 30, 2020 to $5,212 per day for the six months ended June 30, 2021. These increases were primarily due to increased crew repatriation costs partly as a result of related COVID-19 travel impacts.

Tankers Business Cost of Sales

In the tankers business, our medium range tankers and small tankers cost of sales increased by $3.8 million and decreased by $3.7 million, respectively, or approximately 9.3% and 30.8%, respectively, from $41.0 million and $12.0 million, respectively, for the six months ended June 30, 2020 to $44.8 million and $8.3 million, respectively, for the six months ended June 30, 2021. The increase in medium range tanker cost of ship sales was primarily due to the two medium range tankers sold in the first half of 2021 having a higher net book value compared to the two medium range tankers sold in the first half of 2020. This increase in cost of sales due to the cost of ship sales was partially offset by the reduced number of vessels operating in the first half of 2021 compared to the first half of 2020.

Our medium range tankers and small tankers voyage expenses remained at $0 million and decreased by $0.5 million, or approximately 0.0% and 55.6%, respectively, from $0 million and $0.9 million, respectively, for the six months ended June 30, 2020 to $0 million and $0.4 million, respectively, for the six months ended June 30, 2021. The tanker voyage expenses were impacted by the sale of the remaining vessels during April 2021.

Our medium range tankers and small tankers vessel operating costs decreased by $3.2 million and $0.9 million, respectively, or approximately 69.6% and 60.0%, respectively, from $4.6 million and $1.5 million, respectively, for the six months ended June 30, 2020 to $1.4 million and $0.6 million, respectively, for the six months ended June 30, 2021. These decreases were primarily due to a decrease in the number of owned medium range and small tankers in the first half of 2021.

21

Medium range tankers vessel operating costs per day decreased by $30 from $6,664 per day for the six months ended June 30, 2020 to $6,634 per day for the six months ended June 30, 2021.

Small tankers vessel operating costs per day decreased by $482 from $6,377 per day for the six months ended June 30, 2020 to $5,895 per day for the six months ended June 30, 2021. This decrease was primarily due to the reduced number of crew changes and replenishment of stores in anticipation of the vessel sale.

Gross profit. Gross profit increased by $39.3 million, or 441.6%, from $8.9 million for the six months ended June 30, 2020 to $48.2 million for the six months ended June 30, 2021 primarily as a result of the reasons set forth above.

Other operating income. Other operating income decreased by $1.8 million, or 81.8%, from $2.2 million for the six months ended June 30, 2020 to $0.4 million for the six months ended June 30, 2021. For the six months ended June 30, 2020, we generated a net foreign exchange gain of $6.6 million compared to a net foreign exchange loss of $0.2 million for the six months ended June 30, 2021 as a result of unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end as well as realized gains on settlement of intercompany and other balances. The impairment loss recognized on ships in the six months ended June 30, 2020 amounted to $3.7 million compared to a reversal of impairment loss recognized on ships of $3.6 million for the six months ended June 30, 2021. For the six months ended June 30, 2020, we recorded an impairment against the net disposal group of $0.6 million compared to an impairment against the net disposal group of $2.6 million for the six months ended June 30, 2021. The impairment loss recognized on financial assets in the six months ended June 30, 2020 amounted to $0 million compared to impairment loss recognized on financial assets of $0.7 million for the six months ended June 30, 2021. Impairment loss on financial assets was previously included on a separate line item.

Administrative expenses. Administrative expenses increased by $3.5 million, or approximately 28.7%, from $12.2 million for the six months ended June 30, 2020 to $15.7 million for the six months ended June 30, 2021 primarily as a result of increased staff costs during the first half of 2021.

Share of losses of joint ventures. Share of losses of joint ventures decreased from a loss of $2.5 million for the six months ended June 30, 2020 to $0 million for the six months ended June 30, 2021 following the restructuring in 2020 to consolidate our joint ventures. The drybulk joint ventures incurred losses in 2020 due to the low rates in the drybulk spot market.

Interest income. Interest income decreased from $0.4 million for the six months ended June 30, 2020 to $0.1 million for the six months ended June 30, 2021.

Interest expense. Interest expense decreased from $8.6 million for the six months ended June 30, 2020 to $7.7 million for the six months ended June 30, 2021. The decrease in interest expense was primarily due to the reduction in debt as a result of the sale of encumbered vessels.

Income tax benefit (expense). Income tax expense decreased from an expense of $0.5 million for the six months ended June 30, 2020 to a benefit of $2.4 million for the six months ended June 30, 2021. W reversed a provision for a previously disclosed tax dispute that was no longer required after the case was decided in our favor.

Profit (loss) for the period. Our profit for the six months ended June 30, 2021 increased from a loss of $12.3 million for the six months ended June 30, 2020 to a profit of $27.6 million for the six months ended June 30, 2021, primarily for the same reasons set forth above.

22

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. As of the date of this Report on Form 6-K, our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, drydock payments, payments of interest, quarterly principal payments under our credit facilities, any balloon payments on loans coming due in the next 12 months, dividend payments and the acquisition of non-controlling interests and preference shares in subsidiaries, while our long-term liquidity needs are expected to primarily relate to drydock payments, instalment payments on new building construction contracts, purchasing new and second-hand vessels and final balloon payments relating to our credit facilities.

As of the date of this Report on Form 6-K, we have purchase options to acquire five vessels (excluding IVS Knot, IVS Kinglet, IVS Magpie and Matuku which have purchase options under their respective financing arrangements). We have options to purchase the IVS Naruo, the IVS Pinehurst, the IVS Hayakita, the IVS Pebble Beach and the IVS Atsugi that have or are expected to first enter into the exercise periods under their respective charter parties in December 2020, May 2021, September 2021, September 2022, and January 2023 respectively. The prices of these purchase options range from approximately $18.0 million to $25.7 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

We expect that we will rely upon cash from operations and external financing sources, including bank and other borrowings, to fund acquisitions and expansion and replacement capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, which includes proceeds from the sale of vessels, including planned and contracted sales, and borrowings. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. As a result, we have reported losses and negative cash flow for the last three consecutive financial years. The outbreak of COVID-19 from the beginning of 2020 and the actions taken to mitigate the spread of the virus initially resulted in a significant reduction in global economic activity and a decrease in the freight rates for drybulk vessels. During the first quarter of 2021, freight markets saw a strong rebound as demand for commodities recovered. We have reported a profit for the first half of 2021 and our cash flow is positive for the same period. We manage liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. Our management may, from time to time, at their discretion raise or borrow monies for our requirements as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet our obligations and protect existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favorable terms can be implemented in advance. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. If the unfavorable market conditions return, we may be unable to accomplish any of the foregoing on acceptable terms or at all. Based on the 12 months cash flow forecast prepared by management from the date of this Report on Form 6-K, our Board of Directors has no reason to believe that we will not continue as a going concern and has assessed that that there is no material uncertainty related to these conditions and there is no substantial doubt about our ability to continue as a going concern. We have plans in place to sell certain vessels, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity.

23

Cash Flow Discussion

The following table presents cash flow information for each of the six months ended June 30, 2021 and 2020:

	Six months ended June 30,
(In thousands of U.S. dollars)	2021	2020

Net cash flows generated from operating activities(1)	$102,069	$48,786
Net cash generated from (used in) investing activities	243	(25,642)
Net cash flows used in financing activities	(82,294)	(15,227)
Net increase in cash and cash equivalents	20,018	7,917
Cash and cash equivalents, beginning of period	37,942	32,386
Effect of exchange rate changes on the balance of cash held in foreign currencies	118	(1,144)
Cash and cash equivalents, end of period	58,078	39,159

(1)	Net cash flows generated from generated from operating activities includes capital expenditure on ships of $4.6 million for the six months ended June 30, 2021 and proceeds from disposal of ships of $47.8 million, and $35.7 million for the six months ended June 30, 2021, and 2020, respectively.

Net cash flows generated from operating activities. Net cash flows generated from operating activities improved by $53.3 million from $48.8 million for the six months ended June 30, 2020 to $102.1 million for the six months ended June 30, 2021. Operating cash flows before movement in working capital and ships increased by $41.0 million in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 due to an improved drybulk spot market. Cash flows from the movement in working capital was $5.0 million more in the six months ended June 30, 2021 as compared with the six months ended June 30, 2020. The net effect of capital expenditure on ships and proceeds on the sale of ships was an inflow of $43.7 million in the six months ended June 30, 2021 as compared with an inflow of $35.7 million in the six months ended June 30, 2020, a difference of $8.0 million. The amount generated on the sale of two medium range tankers and a small tanker was higher in the six months ended June 30, 2021 compared to the two medium range tankers and one small tanker sold in the six months ended June 30, 2020.

Net cash generated from (used in) investing activities. Net cash generated from (used in) investing activities increased by $25.8 million from an outflow of $25.6 million for the six months ended June 30, 2020, to an inflow of $0.2 million for the six months ended June 30, 2021. Net cash used in investing activities for the six months ended June 30, 2020 was primarily the result of the purchase of additional interests in IVS Bulk for $44.1 million which was partially offset by the cash taken on in IVS Bulk of $15.8 million and a distribution received upon a redemption of preferred equity by IVS Bulk of $2.6 million.

Net cash flows used in financing activities. Net cash flows used in financing activities increased by $67.1 million from $15.2 million for the six months ended June 30, 2020 to $82.3 million for the six months ended June 30, 2021. Net cash flows used in financing activities for the six months ended June 30, 2021 was primarily the result of the repayment of long-term interest bearing debt of $67.6 million and principal repayments on lease liabilities of $17.8 million, offset by a decrease of $3.4 million in restricted cash. Net cash flows used in financing activities for the six months ended June 30, 2020 was primarily the result of the repayment of long-term interest bearing debt of $32.1 million, principal repayments on lease liabilities of $14.1 million and an increase of $3.4 million in restricted cash due to the consolidation of IVS Bulk offset by raising short-term interest bearing debt of $34.4 million.

Restricted cash. The above cash flow figures in this “Cash Flow Discussion” are after deducting restricted cash of $9.3 million which is pledged to certain banks to secure loans and other credit facilities. As of June 30, 2021, we had cash and cash equivalents (excluding restricted cash) of $58.1 million.

24

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions. We or our joint ventures have previously and may in future enter into newbuilding contracts or contracts to acquire newbuildings. In addition, we may also explore purchases of vessels held in our partly-owned subsidiaries or shares in these entities, in the future.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking relating to vessels and vessel equipment, and scheduled off-hire days for our fleet for the second half of 2021 through 2022 (including the proportionate costs and off-hire days for our joint venture vessels, if any) to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
	(In millions of U.S. dollars)
2021 (July through December)	$5.4	102
2022	$5.6	112

Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. These costs do not include drydock expense items that are reflected in vessel operating costs or costs associated with the installation of ballast water treatment systems.

Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

For the six months ended June 30, 2021 and 2020, we incurred a total of $3.6 million and $1.3 million of drydocking costs, respectively, including our proportionate share of our joint ventures, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During the first half of 2021, five of our vessels completed their scheduled drydocking. We estimate that six of our vessels will be drydocked during the second half of 2021.

25

Loan Covenants

On April 16, 2020, the parties to the relevant agreements entered into amendments to our $100.0 million senior secured credit facility the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant described below, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. On December 29, 2020 and December 31, 2020, the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility and our $100.0 million senior secured credit facility, respectively, in which the Lenders agreed to the following covenant amendments:

•	the book value net worth for the purposes of testing, as at December 31, 2020 shall not be lower than US$225 million;

•	the ratio of debt to market adjusted tangible fixed assets for the purposes of testing, as at December 31, 2020 shall be not more than 80%;

•	the determination of current liabilities shall exclude the amount owed to the $35.8 million senior secured credit facility for purposes of testing, as at December 31, 2020, the working capital covenant that requires our current assets to exceed our current liabilities.

On December 29, 2020 the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility and on June 7, 2021, the parties to the relevant agreements entered into further amendments to our $100.0 million senior secured credit facility, in which the Lenders agreed to the following covenant amendments:

•	the book value net worth for the purposes of testing, from January 1, 2021 and thereafter shall not be lower than US$200 million;

The $100.0 million senior secured credit facility, and the $114.1 million senior secured credit facility described in the unaudited interim condensed consolidated financial statements below, contain among other conditions and obligations, the following amended financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

•	book value net worth of the lower of (a) the aggregate of $200 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million. For purposes of the forgoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31, and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries), as evidenced in the latest accounts as of each June 30 or December 31;

•	cash and cash equivalents (which may, depending on the facility, include cash restricted in certain security accounts) of not less than $30 million;

•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%. For purposes of the foregoing, the definition of “debt” excludes lease obligations recognized under IFRS 16 and the definition of “tangible fixed assets” excludes right-of-use assets relating to ships; and

•	positive working capital, such that consolidated current assets (excluding any adjustments made for IFRS 16) must exceed the consolidated current liabilities (excluding any adjustments for IFRS 16) as evidenced in the latest accounts as of each June 30 and December 31.

26

In addition, the $114.1 million senior secured credit facility requires the consolidated financial position of IVS Bulk and its subsidiaries to be such that:

•	its adjusted minimum net worth, as defined, is greater than $50.0 million;

•	the ratio of net debt to market value tangible fixed assets, as defined, is less than 70%; and

•	cash and cash equivalents, as defined, are not less than $9.0 million.

Further, the credit facilities contain provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 125% and 143%. If any of the relevant thresholds is not met, the relevant party to the agreement may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

The credit facilities also contain, among other conditions, restrictive covenants which could or would restrict our ability, amongst other restrictions, to:

•	incur additional indebtedness on the relevant vessels securing that facility;
•	sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);
•	upon the happening of an event of default or potential event of default, make additional investments or acquisitions;
•	upon the happening of an event of default or potential event of default, pay dividends; or
•	effect a change of ownership or control of the relevant borrower group under each facility.

A violation of any of the financial or restrictive covenants, or various other provisions, contained in the credit facilities described above and under “—Off-Balance Sheet Arrangements” below may constitute an event of default under the relevant credit facility, which, unless cured (if permitted, and capable of being cured), or waived or modified by the relevant banks, provides those banks with the right to, among other things (and as the case may be), require the relevant borrowers or other obligors to post additional collateral, enhance their equity and liquidity, increase the interest payable, pay down the relevant indebtedness to a level where compliance with relevant loan covenants are met, sell vessels, reclassify indebtedness as current liabilities, accelerate indebtedness, enforce security on fleet vessels and the other assets securing the credit facilities, and make demand under guarantees, which would impair our ability to continue to conduct our business.

Furthermore, the credit facilities contain cross-default provisions. A cross-default provision in one facility means that an event of default under one or more other facilities could, subject to any applicable thresholds, result in an event of default occurring under the first facility. Because of the presence of cross-default provisions in the facilities, the refusal of the lenders under any credit facilities to grant or extend a waiver could result in certain indebtedness being accelerated, even if the other lenders under the other credit facilities have waived defaults under their respective credit facilities. If any of our secured indebtedness is accelerated in full or in part, it could be difficult in the current financing environment for us to refinance the relevant debt or obtain additional financing in such circumstances and we could lose vessels and other assets securing the credit facilities if the lenders foreclose their security, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to the credit facilities that have been obtained, or may be obtained in the future, the banks may impose additional operating and financial restrictions or modify the terms of the existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, the banks may require the payment of additional fees, require prepayment of a portion of the indebtedness owed to them, accelerate the amortization schedule for facility indebtedness and increase the interest rates charged on outstanding indebtedness.

As of June 30, 2021, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities.

27

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk and tanker markets at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

Off Balance Sheet Arrangements

Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Please see “—Contractual Obligations and Contingencies” below for these and our other contractual obligations and commitments.

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of secured bank loans and other borrowings and interest thereon, lease liabilities and time charter agreements and capital expenditure on vessels, as described below.

The following table summarizes our contractual obligations on the balance sheet as of June 30, 2021:

	Payments Due by Period
$’000	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured bank loans and other borrowings(1)	$211,497	$24,191	$50,529	$87,262	$49,515
Interest on secured bank loans and other borrowings(2)	26,182	5,849	10,450	5,260	4,623
Capital expenditure on vessels(1)	1,766	1,766	-	-	-
Time charter agreements(3)	13,599	13,599	-	-	-
Lease liabilities(4)	44,771	31,470	13,301	-	-
Total contractual obligations	$297,815	$76,875	$74,280	$92,522	$54,138

(1)	These obligations are disclosed in Notes 7 and 9 of the unaudited interim condensed consolidated financial statements.
(2)	Interest is based on LIBOR assumption of 0.2% per annum for secured bank loans and other borrowings.
(3)	Represents lease obligations that qualify as short-term leases and hence they are not recorded as lease liabilities.
(4)	Includes obligations under certain time charter agreements. Please see Note 10 of the unaudited interim condensed consolidated financial statements.

Recent Accounting Pronouncements

During the six month period ended June 30, 2021, we adopted new IFRS and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2021. The adoption of these new and revised IFRSs has not resulted in significant changes to our accounting policies and has no material effect on the amounts reported for the current or prior periods.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There have been no material changes from the market risk disclosure set forth in the section entitled “Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Spot Market Rate Risk

We currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover and we are therefore exposed to the cyclicality and volatility of the spot market. Spot market charter rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity.

Interest Rate Risk

Borrowings under our credit facilities generally bear interest at rates based on a premium over LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

For the six months ended June 30, 2021 and 2020, we paid interest on our outstanding debt at a weighted average interest rate of 3.71% and 4.22% respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the six months ended June 30, 2021 and 2020, by $0.6 million and $0.5 million, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenue and expenses are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the statement of financial position at the exchange rate prevailing on the statement of financial position date. Differences in exchange rates between statement of financial position dates may lead to gains or losses being reported in the income statement. Extraordinary transactions and the translation of the financial statements of the subsidiaries whose functional currencies are not the U.S. dollar for purposes of preparing our unaudited interim condensed consolidated financial statements, may follow different translation procedures. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying expenses denominated in such other currencies. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. As of the date of this Report on Form 6-K, we have not entered into any hedging contracts to protect against currency fluctuations. We may seek to hedge this currency fluctuation risk in the future.

The following sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the respective period end for a 10% change in foreign currency rates. If the relevant foreign currency strengthens by 10% against our functional currency, relative to the exchange rate that we used to prepare the respective financial statements, profit or loss will increase/(decrease) by:

	Impact on profit or loss
(In millions of U.S. dollars)	Six months ended June 30, 2021	Six months ended June 30, 2020
U.S. dollars	$0.1	$0.4
South African Rands	0.4	0.2

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Freight Derivatives Risk

From time to time, we may take positions in freight derivatives, mainly forward freight agreements, or FFAs. Generally, freight derivatives may be used to hedge exposure to charter rate market risk through the purchase or sale of specified time charter rates for forward positions. Settlement of FFAs is in cash, against a daily market index published by the Baltic Exchange. By taking positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. As of June 30, 2021, we had three FFAs outstanding. For the six months ended June 30, 2021, we recorded a net profit on FFAs of $0.4 million in our unaudited interim condensed consolidated financial statements, which resulted from fair value profit. For the six months ended June 30, 2020, we recorded a net profit on FFAs of $1.4 million on FFAs in our unaudited interim condensed consolidated financial statements.

Bunker Price Risk

Our operating results are affected by movement in the price of fuel consumed by the vessels—known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including changes in legislation such as the IMO 2020 regulations, geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk from time to time.

For the six months ended June 30, 2021 and 2020, we recorded a net gain of $1.2 million and $0.6 million on bunker swaps, respectively, in our unaudited interim condensed consolidated financial statements, which resulted from fair value gain.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the six months ended June 30, 2021 and 2020, by $0.6 million and $0.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable and bank balances. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. We do not take out credit default insurance.

Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at the end of each financial year in relation to each class of recognized financial assets is the carrying amount of those assets as indicated in our statement of financial position.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GRINDROD SHIPPING HOLDINGS LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		30 June 2021	31 December 2020
	Notes	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	60,688	41,261
Trade receivables		9,313	7,928
Contract assets		1,054	900
Other receivables and prepayments		19,795	18,740
Due from joint ventures		-	1
Loans to joint ventures		798	798
Derivative financial instruments		1,770	458
Inventories		12,709	8,700
		106,127	78,786
Assets classified as held for sale		685	3,825
Total current assets		106,812	82,611

Non-current assets
Restricted cash	6	6,649	9,304
Ships, property, plant and equipment	7	421,968	475,303
Right-of-use assets	8	43,903	49,062
Interest in joint ventures		16	166
Derivative financial instruments		736	-
Intangible assets		323	405
Goodwill		-	960
Other investments		3,214	3,150
Deferred tax assets		1,260	1,138
Total non-current assets		478,069	539,488

Total assets		584,881	622,099

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables		29,180	27,355
Contract liabilities		9,896	5,094
Due to joint ventures		9	-
Lease liabilities	10	31,470	28,120
Bank loans and other borrowings	9	24,191	53,394
Derivative financial instruments		34	-
Provisions	11	2,412	80
Income tax payable		846	3,350
		98,038	117,393
Liabilities directly associated with assets classified as held for sale		74	508
Total current liabilities		98,112	117,901

F-2

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		30 June 2021	31 December 2020
	Notes	US$’000	US$’000
Non-current liabilities
Trade and other payables		194	198
Lease liabilities	10	13,301	23,124
Bank loans and other borrowings	9	187,306	225,038
Retirement benefit obligation		1,792	1,819
Total non-current liabilities		202,593	250,179

Capital and reserves
Share capital		320,683	320,683
Other equity and reserves		(22,621)	(23,078)
Accumulated losses		(61,126)	(85,368)
Equity attributable to owners of the Company		236,936	212,237
Non-controlling interests		47,240	41,782
Total equity		284,176	254,019

Total equity and liabilities		584,881	622,099

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six month period ended 30 June

		2021	2020
	Notes	US$’000	US$’000

Revenue		231,247	167,145
Cost of sales
Voyage expenses		(43,509)	(52,411)
Vessel operating costs		(23,299)	(22,252)
Charter hire costs		(33,140)	(19,533)
Depreciation of ships, drydocking and plant and equipment– owned assets		(12,596)	(11,733)
Depreciation of ships and ship equipment – right-of-use assets		(17,046)	(13,336)
Other expenses		(2,912)	(605)
Cost of ship sale		(50,591)	(38,362)
Gross profit		48,154	8,913
Other operating income		361	2,173
Administrative expense		(15,705)	(12,220)
Share of losses of joint ventures		(29)	(2,538)
Interest income		99	449
Interest expense		(7,737)	(8,634)
Profit (loss) before taxation		25,143	(11,857)
Income tax benefit (expense)	13	2,444	(454)
Profit (loss) for the period		27,587	(12,311)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		329	(8,275)
Net fair value gain (loss) on hedging instruments designated in cash flow hedges		2,014	(507)
		2,343	(8,782)

Other comprehensive income (loss) for the period, net of income tax		2,343	(8,782)
Total comprehensive income (loss) for the period		29,930	(21,093)

Profit (loss) for the period attributable to:
Owners of the Company		22,129	(10,495)
Non-controlling interests		5,458	(1,816)
		27,587	(12,311)

Total comprehensive income (loss) for the period attributable to:
Owners of the Company		24,472	(19,277)
Non-controlling interests		5,458	(1,816)
		29,930	(21,093)

Earnings (Loss) per share attributable to the owners of the Company	15	US$	US$
Basic		1.15	(0.55)
Diluted		1.13	(0.55)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2020	320,683	(1,993)	4,520	173	(2,522)	(18,354)	(50,569)	251,938	-	251,938
Loss for the period	-	-	-	-	-	-	(10,495)	(10,495)	(1,816)	(12,311)
Other comprehensive loss for the period, net of income tax	-	-	-	(507)	(8,275)	-	-	(8,782)	-	(8,782)
Total comprehensive loss for the period	-	-	-	(507)	(8,275)	-	(10,495)	(19,277)	(1,816)	(21,093)

Treasury shares reissued to employees under the Forfeitable Share Plan	-	1,606	(1,458)	-	-	-	807	955	-	955
Non-controlling interest on acquisition of a subsidiary	-	-	-	-	-	-	-	-	44,087	44,087
Transaction with owners, recognised directly in equity	-	1,606	(1,458)	-	-	-	807	955	44,087	45,042

Balance at 30 June 2020	320,683	(387)	3,062	(334)	(10,797)	(18,354)	(60,257)	233,616	42,271	275,887

F-5

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont’d)

		Equity attributable to equity holders of the company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2021	320,683	(387)	3,954	458	(8,749)	(18,354)	(85,368)	212,237	41,782	254,019
Profit for the period	-	-	-	-	-	-	22,129	22,129	5,458	27,587
Other comprehensive income for the period, net of income tax	-	-	-	2,014	329	-	-	2,343	-	2,343
Total comprehensive income for the period	-	-	-	2,014	329	-	22,129	24,472	5,458	29,930

Treasury shares reissued to employees under the Forfeitable Share Plan	-	387	(2,500)	-	-	-	2,113	-	-	-
Acquisition of treasury shares	-	(285)	-	-	-	-	-	(285)	-	(285)
Recognition of share based payment	-	-	512	-	-	-	-	512	-	512
Transaction with owners, recognised directly in equity	-	102	(1,988)	-	-	-	2,113	227	-	227

Balance at 30 June 2021	320,683	(285)	1,966	2,472	(8,420)	(18,354)	(61,126)	236,936	47,240	284,176

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-6

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six month period ended 30 June

	2021	2020
	US$’000	US$’000

Operating activities
Profit (loss) before taxation	25,143	(11,857)
Adjustments for:
Share of losses of joint ventures	29	2,538
Net loss on disposal of ships	1,126	596
Net loss on disposal of businesses	25	-
Depreciation and amortisation	30,233	25,720
(Reversal of) impairment loss recognised on ships	(3,557)	3,662
Impairment loss recognised on goodwill and intangibles	965	-
Impairment loss on net disposal group	2,551	576
Reversal of impairment loss recognised on right-of-use assets	(1,046)	-
Impairment loss recognised on financial assets	686	-
Provision (reversal of provision) for onerous contracts	2,332	(201)
Recognition of share-based payments expenses	512	955
Net foreign exchange gain	(470)	(5,618)
Interest expense	7,737	8,634
Interest income	(99)	(449)
Operating cash flows before movements in working capital and ships	66,167	24,556
Inventories	(4,008)	4,923
Trade receivables, other receivables and prepayments	(3,018)	(3,814)
Contract assets	(154)	1,050
Trade and other payables	1,685	(6,409)
Contract liabilities	4,803	(217)
Due to related parties	556	(692)
Operating cash flows before movement in ships	66,031	19,397
Capital expenditure on ships	(4,636)	-
Proceeds from disposal of ships	47,809	35,662
Net cash generated from operations	109,204	55,059
Interest paid	(7,061)	(6,962)
Interest received	98	599
Income tax (paid) refunded	(172)	90
Net cash flows generated from operating activities	102,069	48,786

Investing activities
Advances to related parties	-	(2,100)
Repayment of loans and amount due from joint ventures	10	2,505
Purchase of plant and equipment	(21)	(35)
Purchase of intangible assets	-	(270)
Net proceeds from disposal of businesses	69	-
Distributions received from joint venture	185	2,571
Payment for acquisition of subsidiary, net of cash acquired	-	(28,313)
Net cash generated from (used in) investing activities	243	(25,642)

F-7

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (cont’d)

For the six month period ended 30 June

	2021	2020
	US$’000	US$’000

Financing activities
Long-term interest-bearing debt raised	-	34,400
Payment of capital portion of long-term interest-bearing debt	(67,601)	(32,077)
Principal repayments on lease liabilities	(17,772)	(14,116)
Acquisition of treasury shares	(285)	-
Restricted cash	3,364	(3,434)
Net cash flows used in financing activities	(82,294)	(15,227)

Net increase in cash and cash equivalents	20,018	7,917
Cash and cash equivalents at the beginning of the period (Note 6)	37,942	32,386
Effect of exchange rate changes on the balance of cash held in foreign currencies	118	(1,144)
Cash and cash equivalents at the end of the period (Note 6)	58,078	39,159

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-8

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL

1.1	General information

The company was incorporated as a private company on 2 November 2017 and with effect from 25 April 2018, it was converted from a private company to a public company and it changed its name to Grindrod Shipping Holdings Ltd. The company is incorporated in Singapore with its principal place of business and registered office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. On 18 June 2018, the company became a publicly traded company with its shares primarily listed on the NASDAQ Global Select Market and from 19 June 2018 secondarily on the Main Board of the Johannesburg Stock Exchange (JSE).

The principal activities of the Group are ship chartering, operating and sales of vessels.

The unaudited interim condensed consolidated financial statements of the Group for the six month period ended 30 June 2021 were authorised for issue by the Board of Directors of Grindrod Shipping Holdings Ltd. on 18 August 2021.

1.2	Going concern

The unaudited interim condensed consolidated financial statements for the six month period ended 30 June 2021 have been prepared on a going concern basis which assumes that the Company is able to realise its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has generated profits of $27,587,000 and has positive cash flows from operating activities of $102,069,000 for the period ended 30 June 2021. The Company’s current assets exceeds the current liabilities by $8,700,000 as at 30 June 2021. Refer to Note 4 for further details of the Company’s liquidity management plans.

1.3	The COVID-19 pandemic

On 11 March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. The measures taken across the globe to slow the spread of the pandemic led to a contraction in worldwide economic activity which in turn contributed to lower charter rates and shipping revenues for the six months ended 30 June 2020. During the first six months of 2021, freight markets saw a strong rebound as demand for commodities recovered. The future economic activity levels as well as the demand for dry bulk cargoes is still dependent on the duration and impact of COVID-19 and the availability and effectiveness of vaccines. The extent to which COVID-19 will impact the Company's results of operations and financial condition remains highly uncertain and cannot be predicted. An estimate of the impact on the full year for 2021 cannot be made at this time.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation of unaudited interim financial statements

The unaudited interim condensed consolidated financial statements for the six month period ended 30 June 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the annual consolidated and combined financial statements of Grindrod Shipping Holdings Ltd. for the year ended 31 December 2020.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

F-9

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.2	Application of new and revised International Financial Reporting Standards (IFRSs)

From 1 January 2021, the Group has applied a number of new IFRS and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2021. The adoption of these new and revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods.

2.3	New and revised International Financial Reporting Standards (IFRSs) in issue but not yet effective

The Group has not applied any new and revised IFRSs that are relevant to the Group that were issued but are not yet effective for the six month period ended 30 June 2021. The directors do not expect that the adoption of the new and revised Standards will have a material impact on the financial statements of the Group in future periods.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the condensed consolidated financial statements required the directors to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgements made by the directors in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated and combined financial statements of the Group for the year ended 31 December 2020 with the following updates:

Tax liabilities

On 7 May 2021, the United Kingdom Upper Tribunal found in our favour with respect to a previously disclosed tax dispute with Her Majesty’s Revenue and Customs (“HMRC”). HMRC decided not to appeal the decision and a reversal of the tax provision of $2,400,000 was recorded in profit or loss in the line item ‘Income tax benefit (expense)’.

Ship life, residual value and impairment

Based on the increased current market values of the vessels and the recovery in the spot market rates in the drybulk market, the Group has recognised a reversal of impairment loss on the owned and right-of-use asset carrying amounts for the six month period ended 30 June 2021 of approximately $3,557,000 and $1,046,000 respectively (Impairment loss recognised on owned assets for the six month period ended 30 June 2020: $3,662,000). The reversal of impairments is recorded in profit or loss in the line item ‘Other operating income’.

Goodwill

A sustained decrease in the profitability of the Parcel Service and Island Trading and Shipping cash generating units (“CGUs”) indicated that an impairment of goodwill was required. The remaining goodwill of $965,000 was fully impaired during the six month period ended 30 June 2021 and is recorded in profit or loss in the line item ‘Other operating income’.

F-10

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	30 June 2021	31 December 2020
	US$’000	US$’000
Financial assets
	94,641	74,522
Financial assets at amortised cost	94,641	74,598
Less: Transferred to asset of disposal group classified as held for sale	-	(76)

Derivative instruments designated in hedge accounting relationship	2,506	458

	97,147	74,980

Financial liabilities
	284,705	356,376
Financial liabilities at amortised cost	284,705	356,736
Less: Transferred to asset of disposal group classified as held for sale	-	(360)

Derivative instruments designated in hedge accounting relationships	34	-

	284,739	356,376

(ii)	Financial risk management policies and objectives

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, and other liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The Group also has a number of financial instruments which are not measured at fair value in the unaudited interim condensed consolidated statement of financial position. The fair values are not materially different to their carrying amounts, since the interest rates are close to current market rates. There has been no change to the Group’s exposure to these financial risks.

Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.

Based on the 12 months cash flow forecast prepared by management from the date of the authorization of financial statements, the Board of Directors has no reason to believe that the Group will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about the Group’s ability to continue as a going concern. Management has plans to protect existing covenants on term loans and maintain adequate liquidity. In June 2021, following a lender swap in one of the loan agreements, management was able to align the net worth covenants in the existing facilities to a level more representative of the size of the business. In addition, repayment of loans and the improved results have resulted in additional liquidity and adequate comfort in covenant levels.

F-11

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Financial instruments measured at fair value on a recurring basis

All the financial instruments relate to the forward freight agreements and bunker swap agreements and have been classified as Level 2 financial instruments. The fair value of the instruments was determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties.

There were no transfers between Level 1 and 2 during the six month period ended 30 June 2021 and 30 June 2020.

5	RELATED PARTIES TRANSACTIONS AND BALANCES

Many of the Group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. Loans to joint ventures of $798,000 (31 December 2020: $798,000) are unsecured and did not bear interest.

The following tables provide the total amount of transactions that have been entered into with related parties during the six month period ended 30 June 2021 and 2020.

(i)	Joint ventures

	Six month period ended 30 June
	2021	2020
	US$’000	US$’000
Interest income	-	137
Technical management fee income	-	312
Agency fees from joint ventures	1	81
Charter hire and other related revenue	-	679
Charter hire and other related expenses	-	(5,257)
Payments on behalf of a joint venture	-	(7,987)
Repayment of preference shares by a joint venture	-	2,569
Settlement of interest-bearing loan	-	2,744
Management fee income	-	-

Nominal transactions with joint ventures for the six month period ended 30 June 2021 relate to the winding up of the Triview Pte. Ltd. The majority of the transactions in the previous six months ended 30 June 2020 relate to joint ventures that have subsequently been consolidated or the entities have been or are in the process of being liquidated following the sale of the underlying assets.

F-12

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Compensation of key management personnel

The remuneration of directors, who are also the members of key management during the six month period ended 30 June 2021 and 2020 are presented below.

	Six month period ended 30 June
	2021	2020
	US$’000	US$’000

Short-term benefits	1,656	1,648
Share-based payments (1)	1,526	772
Total director’s remuneration	3,182	2,420

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Ltd. having regard to the performance of individuals and market trends.

(1) Represents vesting of ordinary shares in terms of the Forfeitable Share Plan.

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	30 June 2021	31 December 2020
	US$’000	US$’000

Restricted cash, current portion	2,610	3,319
Cash on hand	447	566
Cash at bank	57,631	37,376
Cash and bank balances	60,688	41,261

Less:
Restricted cash, current portion	(2,610)	(3,319)
Cash and cash equivalents in the statements of cash flows	58,078	37,942

Restricted cash
Classified as:
Current	2,610	3,319
Non-current	6,649	9,304
	9,259	12,623

The current portion of the restricted cash represents amounts placed in retention accounts that can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt security deposits required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

F-13

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2021	4,339	4,357	633,068	15,425	774	259	658,222
Additions	21	-	1,239	3,397	-	-	4,657
Disposal	(26)	-	-	(1,009)	-	-	(1,035)
Reclassification to inventories	-	-	(69,599)	(605)	-	-	(70,204)
Effect of foreign currency exchange differences	75	-	-	-	-	5	80
Balance at 30 June 2021	4,409	4,357	564,708	17,208	774	264	591,720

Accumulated depreciation:
Balance at 1 January 2021	4,237	3,950	89,373	6,097	-	-	103,657
Depreciation	25	74	9,190	3,332	-	-	12,621
Disposal	(26)	-	-	(1,009)	-	-	(1,035)
Reclassification to inventories	-	-	(8,811)	(171)	-	-	(8,982)
Effect of foreign currency exchange differences	73	-	-	-	-	-	73
Balance at 30 June 2021	4,309	4,024	89,752	8,249	-	-	106,334

F-14

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	SHIPS, PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Impairment:
Balance at 1 January 2021	-	-	77,769	1,183	310	-	79,262
Impairment reversal	-	-	(2,808)	(749)	-	-	(3,557)
Reclassification to inventories	-	-	(11,853)	(434)	-	-	(12,287)
Balance at 30 June 2021	-	-	63,108	-	310	-	63,418

Carrying Amount:
At 30 June 2021	100	333	411,848	8,959	464	264	421,968

At 31 December 2020	102	407	465,926	8,145	464	259	475,303

The ship, Breede was delivered to the new owners at a sale value of US$6,800,000 on 14 April 2021, the Leopard Moon was delivered to the new owners at a sale value of US$21,400,000 on 12 April 2021 and the Leopard Sun was delivered to the new owners at a sale value of US$21,400,000 on 20 April 2021. The carrying value of these ships was reclassified to inventories and reflected as cost of sales on the date of delivery.

Certain ships are pledged to secure bank borrowings as disclosed in Note 9.

F-15

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	RIGHT-OF-USE ASSETS

The Group leases several assets including office property, residential property, ships and ship equipment which are disclosed as right-of-use assets.

	Office and residential property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000
Cost:
Balance as at 1 January 2021	2,747	87,918	274	90,939
Additions	143	11,169	-	11,312
Adjustment (1)	-	-	(41)	(41)
Effect of foreign currency exchange differences	10	-	-	10
Balance as at 30 June 2021	2,900	99,087	233	102,220

Accumulated depreciation:
Balance as at 1 January 2021	1,381	38,104	142	39,627
Depreciation	478	16,988	58	17,524
Adjustment (1)	-	-	(41)	(41)
Effect of foreign currency exchange differences	3	-	-	3
Balance as at 30 June 2021	1,862	55,092	159	57,113

Impairment:
Balance as at 1 January 2021	-	2,250	-	2,250
Reversal of impairment	-	(1,046)	-	(1,046)
Balance as at 30 June 2021	-	1,204	-	1,204

Carrying amount:
As at 30 June 2021	1,038	42,791	74	43,903
As at 31 December 2020	1,366	47,564	132	49,062

(1) Refers to lease modification during the period.

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 4 years for property, between 1 and 5 years for ships, and between 1 and 3 years for ship equipment.

Depreciation expense of $17,046,000 for ships and ship equipment are recognised in cost of sales and the depreciation expense of $478,000 for property is recognised separately in administrative expenses.

The Group has options to purchase certain ships at set prices at certain dates within the contracts. The exercise price is not included in the right-of-use assets for these ships because it is not reasonably certain that the options will be exercised.

For the six months ended 30 June 2021, the Group recognised expense of $38,680,000 (six months ended June 2020: $20,098,000) for short term leases (i.e. a lease period of 12 months or less) which mainly comprises short term leases of ships and ship equipment, $5,000 (six months ended June 2020: $27,000) for leases of low value assets and $6,505,000 (six months ended June 2020: $8,249,000) for variable lease payments in connection with pool arrangements not included in the measurement of the lease liability.

Corresponding lease liabilities as disclosed in Note 10.

F-16

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS

	30 June 2021	31 December 2020
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	156,667	195,886
Other borrowings	54,830	57,014
Non-bank borrowings	-	25,532
	211,497	278,432

Analysed between:
Current	24,191	53,394
Non-current portion	187,306	225,038
	211,497	278,432

Interest payable (included in bank loans)	611	920

Non-current bank loans and other borrowings are estimated to be payable as follows:

Within 2 to 5 years	137,791	172,150
After 5 years	49,515	52,888
	187,306	225,038

Bank loans

i.	$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum and is made up of two tranches. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Facility fees of $1,750,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2021, the outstanding balance in relation to this facility is $15,624,000, net of $813,000 facility fees (31 December 2020: $21,821,000, net of $829,000 facility fees).

ii.	$6.3 million secured term facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of $32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2021, the outstanding balance in relation to this facility is $2,524,000, net of $12,000 facility fees (31 December 2020: $3,154,000, net of $15,000 facility fees).

F-17

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS (cont’d)

iii.	$29.9 million secured term facility

The facility bears interest at LIBOR plus 3.2% per annum and is repayable quarterly, commencing on 24 April 2019 and matures on 21 December 2023. Facility fees of $373,000 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. The loan was fully settled on the sale of the Leopard Moon and Leopard Sun in April 2020.

iv.	Combined $31.4 million senior secured credit facility

On 29 July 2019, the Group entered into two term facilities, each for an amount up to $15,720,000 to finance the acquisition of two supramax/ultramax newbuildings. The facilities bear interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 5 November 2019 and 20 December 2019 and matures on 5 August 2026 and 24 September 2026. Facility fees of $78,600 were payable to the lender upon drawdown of each loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2021, the outstanding balances in relation to these facilities are $27,710,000, net of $116,000 facility fees (31 December 2020: $28,752,000, net of $127,000 facility fees).

v.	Combined $114.1 million senior secured credit facility

On 10 February 2020, the Group entered into a senior secured term loan facility for 11 drybulk vessels for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 3.10% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of $1,634,137 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2021, the outstanding balances in relation to these facilities are $99,100,000, net of $1,184,000 facility fees (31 December 2020: $104,687,000, net of $1,346,000 facility fees).

vi.	Combined $13.1 million senior secured credit facility

On 31 January 2020, the Group entered into a senior secured term loan facility for one drybulk vessel for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 2.75% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of $131,300 were payable to the lender upon drawdown of the loan agreement. This was recorded as a transaction cost to the loan account to the extent the loan was drawn down. As at 30 June 2021, the outstanding balance in relation to this facility is $11,709,000, net of $95,000 facility fees (31 December 2020: $12,249,000, net of $108,000 facility fees).

The bank loans are secured by cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 30 June 2021 are $9,259,000 (31 December 2020: $12,623,000) and $351,460,000 (31 December 2020: $406,805,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation. Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Limited.

The bank loans are arranged at LIBOR plus the respective margins. These bear a weighted average effective interest rate of 3.72% (31 December 2020: 3.71%) per annum.

F-18

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS (cont’d)

These bank loan facilities contain financial covenants where the most stringent of which require the Group to maintain the following:

•	book value net worth of the lower of (a) the aggregate of $200 million (31 December 2020: $225 million) plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million;
•	cash and cash equivalent (including restricted cash held in the debt service reserve account) of $30 million (31 December 2020: $30 million);
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75% (31 December 2020: 80%); and
•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities excluding any adjustments made for IFRS 16 (31 December 2020: excluding any liabilities owed to Sankaty European Investments III S.a.r.l. or Sankaty and disclosed as non-bank loan below during the period from 30 June and 31 December).

The Group was in compliance with its financial covenants as of 30 June 2021 and 31 December 2020.

Other borrowings

Other borrowings relate to $62,550,000 (31 December 2020: $62,550,000) in financing arrangements entered into with third parties with respect to four of the vessels in the Group we regard as owned. The arrangements commenced on 26 June 2019, 20 September 2019, 20 November 2019 and 22 December 2020, respectively, are payable monthly in advance and bear interest at 3 month LIBOR plus 1.7% per annum. The loans mature on 26 May 2030, 20 August 2031, 20 October 2031 and 30 November 2035. As at 30 June 2021, the outstanding balances in relation to these borrowings is $54,830,000 (31 December 2020: $57,014,000). The carrying value of the ships under security charge as at 30 June 2021 is $66,309,000 (31 December 2020: $67,265,000).

Non-bank borrowings

On 13 February 2020 the Group entered into a $35,833,000 senior secured term loan facility with Sankaty to partly finance the acquisition of the subsidiary; IVS Bulk Pte. Ltd. The facility bears interest at a fixed rate of 7.5% per annum, payable or compounded quarterly and matures on 13 June 2021. All prepayments are subject to a premium calculated at 4.00%. The facility is secured by among other things a first fixed charge over all the shares held by Grindrod Shipping Pte Ltd in IVS Bulk. The value of the security (tested on a quarterly basis) must be at least 1.30 times the amount of the outstanding principal of the loan. The loan was fully settled in May 2021.

F-19

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10	LEASE LIABILITIES

	Office and residential property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000

Balance as at 1 January 2021	1,437	49,673	134	51,244
Additions	143	11,169	-	11,312
Interest expense	35	1,033	2	1,070
Lease payments	(529)	(18,253)	(60)	(18,842)
- Principal	(494)	(17,220)	(58)	(17,772)
- Interest	(35)	(1,033)	(2)	(1,070)
Effect of foreign currency exchange differences	(13)	-	-	(13)
Lease liabilities as at 30 June 2021	1,073	43,622	76	44,771

	30 June 2021	31 December 2020
	US$’000	US$’000
Analysed between:
Current portion	31,470	28,120
Non-current portion	13,301	23,124
	44,771	51,244

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

11	PROVISIONS

	30 June 2021	31 December 2020
	US$’000	US$’000

Provision for onerous contracts (ii)	2,412	80

(ii) Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter and contract of affreightment. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. Except for short-term onerous contracts when the effect of discounting is immaterial, the rate used to discount the future charter payments is 7.09% (31 December 2020: 6.86%).

	30 June 2021	31 December 2020
	US$’000	US$’000
Analysis of provision for onerous contracts:
Balance at 1 January	80	405
Provision raised	2,389	-
Released to profit or loss	(57)	(325)
Balance at end of period	2,412	80

F-20

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	SEGMENT INFORMATION

The following tables present an analysis of the Group’s revenue, results and additions to non-current assets by segments for the six month period ended 30 June 2021 and 2020:

Six month period ended 30 June 2021
	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax/ Ultramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	60,757	114,413	135	175,305	1,762	1,333	2,587	5,682	-	180,987	-	180,987
Ship sale revenue	-	-	-	-	42,648	6,817	-	49,465	-	49,465	-	49,465
Other (1)	309	54	-	363	-	-	432	432	-	795	-	795
Total revenue	61,066	114,467	135	175,668	44,410	8,150	3,019	55,579	-	231,247	-	231,247

Voyage expenses	(14,107)	(28,779)	(197)	(43,083)	(1)	(425)	-	(426)	-	(43,509)	-	(43,509)
Vessel operating costs	(15,211)	(7,547)	1,438	(21,320)	(1,413)	(619)	53	(1,979)	-	(23,299)	-	(23,299)
Charter hire costs	(5,028)	(28,112)	-	(33,140)	-	-	-	-	-	(33,140)	-	(33,140)
Depreciation of ships, drydocking and plant and equipment– owned assets	(6,681)	(5,072)	-	(11,753)	-	-	(843)	(843)	-	(12,596)	-	(12,596)
Depreciation of ships and ship equipment – right-of-use assets	(9)	(17,037)	-	(17,046)	-	-	-	-	-	(17,046)	-	(17,046)
Cost of ship sale	-	-	-	-	(43,409)	(7,226)	44	(50,591)	-	(50,591)	-	(50,591)
Other	(550)	(2,394)	81	(2,863)	(22)	(27)	-	(49)	-	(2,912)	-	(2,912)
Costs of sales	(41,586)	(88,941)	1,322	(129,205)	(44,845)	(8,297)	(746)	(53,888)	-	(183,093)	-	(183,093)

Gross profit (loss)	19,480	25,526	1,457	46,463	(435)	(147)	2,273	1,691	-	48,154	-	48,154

Operating profit (loss)	18,262	18,360	464	37,086	(1,726)	(3,318)	1,736	(3,308)	(997)	32,781	29	32,810
Interest income	3	5	-	8	52	26	13	91	-	99	-	99
Interest expense	(2,843)	(3,754)	-	(6,597)	(530)	(62)	(548)	(1,140)	-	(7,737)	-	(7,737)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(29)	(29)
Income tax benefit (expense)	(3)	(3)	-	(6)	2,356	112	(18)	2,450	-	2,444	-	2,444
Profit (loss) for the period	15,419	14,608	464	30,491	152	(3,242)	1,183	(1,907)	(997)	27,587	-	27,587
Impairment loss on net disposal group	-	-	-	-	-	(2,551)	-	(2,551)	-	(2,551)	-	(2,551)
Impairment reversal recognised on ships	3,557	-	-	3,557	-	-	-	-	-	3,557	-	3,557
Impairment loss on goodwill and intangible assets	(93)	(872)	-	(965)	-	-	-	-	-	(965)	-	(965)
Impairment reversal on right-of-use asset	-	1,046	-	1,046	-	-	-	-	-	1,046	-	1,046
Capital expenditure	1,612	1,831	5	3,448	-	-	1,209	1,209	-	4,657	-	4,657

F-21

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	SEGMENT INFORMATION (cont’d)

Six month period ended 30 June 2020
	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax/ Ultramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	38,273	63,565	122	101,960	20,389	3,518	2,592	26,499	-	128,459	(462)	127,997
Ship sale revenue	-	-	-	-	28,814	9,083	-	37,897	-	37,897	-	37,897
Other (1)	367	193	197	757	-	-	260	260	-	1,017	234	1,251
Total revenue	38,640	63,758	319	102,717	49,203	12,601	2,852	64,656	-	167,373	(228)	167,145

Voyage expenses	(18,731)	(30,991)	(118)	(49,840)	(1)	(892)	-	(893)	-	(50,733)	(1,678)	(52,411)
Vessel operating costs	(13,296)	(5,677)	1,053	(17,920)	(4,645)	(1,537)	273	(5,909)	-	(23,829)	1,577	(22,252)
Charter hire costs	(4,851)	(10,984)	-	(15,835)	(3,698)	-	-	(3,698)	-	(19,533)	-	(19,533)
Depreciation of ships, drydocking and plant and equipment– owned assets	(5,906)	(4,136)	-	(10,042)	(1,375)	(296)	(1,079)	(2,750)	-	(12,792)	1,059	(11,733)
Depreciation of ships and ship equipment – right-of-use assets	(55)	(11,552)	-	(11,607)	(1,740)	-	-	(1,740)	-	(13,347)	11	(13,336)
Cost of ship sale	-	-	-	-	(29,413)	(9,080)	131	(38,362)	-	(38,362)	-	(38,362)
Other	(297)	23	-	(274)	(175)	(161)	(7)	(343)	-	(617)	12	(605)
Costs of sales	(43,136)	(63,317)	935	(105,518)	(41,047)	(11,966)	(682)	(53,695)	-	(159,213)	981	(158,232)

Gross (loss) profit	(4,496)	441	1,254	(2,801)	8,156	635	2,170	10,961	-	8,160	753	8,913

Operating profit (loss)	(7,989)	(364)	81	(8,272)	6,107	(1,174)	1,355	6,288	(1,022)	(3,006)	1,872	(1,134)
Interest income	84	87	-	171	111	67	16	194	-	365	84	449
Interest expense	(4,191)	(3,394)	-	(7,585)	(1,065)	(161)	(405)	(1,631)	-	(9,216)	582	(8,634)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(2,538)	(2,538)
Income tax expense (benefit)	(101)	(105)	-	(206)	(198)	(19)	(31)	(248)	-	(454)	-	(454)
(Loss) profit for the period	(12,197)	(3,776)	81	(15,892)	4,955	(1,287)	935	4,603	(1,022)	(12,311)	-	(12,311)

Impairment loss on net disposal group	-	-	-	-	-	(576)	-	(576)	-	(576)	-	(576)
Impairment loss recognised on ships	(2,367)	-	-	(2,367)	(1,594)	(713)	-	(2,307)	-	(4,674)	1,012	(3,662)
Capital expenditure	481	2	5	488	-	-	24	24	-	512	(477)	35

(1) The Group derives its vessel and other revenue over time.

F-22

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	INCOME TAX BENEFIT (EXPENSE)

Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to 30 June 2021 is 0.1%, compared to 4.0% for the six months ended 30 June 2020.

14	COMMITMENTS

The Group has entered into drydock and ballast water treatment contracts for some of its ships during the year. In terms of the agreements, the Group has committed to payments for these ships. The following has been authorised:

	30 June 2021	31 December 2020
	US$’000	US$’000

Due within one year	1,766	1,057

The expenditure will be financed out of cash resources from operations and bank loans.

15	EARNINGS PER SHARE

	For the six month period ended 30 June
	2021	2020
	US$’000	US$’000
Profit (loss) for the purpose of basic earnings per share
Net profit (loss) attributable to the shareholders of the Company	22,129	(10,495)
Effect of dilutive potential on ordinary share	-	-
Earnings for the purposes of diluted earnings per share	22,129	(10,495)

Number of shares for the purpose of calculating basic and diluted earnings per share

	For the six month period ended 30 June
	2021	2020
Weighted average number of ordinary shares for the purpose of basic earnings per share	19,203,308	18,925,969
Effect of dilutive potential on ordinary shares due to FSP share awards	347,168	-
Weighted average number of ordinary shares for the purpose of diluted earnings per share	19,550,476	18,925,969

	US$	US$
Basic profit (loss) per share	1.15	(0.55)
Diluted profit (loss) per share	1.13	(0.55)

The shares granted under 2018 FSP in 2018 are not included in the calculation of diluted profit (loss) per share for the six month period ended 30 June 2020 because they are anti-dilutive for that period. These shares granted under the 2018 FSP could potentially dilute basic earnings per share in the future.

F-23

GRINDROD SHIPPING HOLDINGS LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16	EVENTS AFTER THE REPORTING PERIOD

a)	On 21 July 2021, the Group entered into an agreement to acquire the remaining shares in IVS Bulk held by Bain Capital Credit for a total purchase consideration of $46.3 million, comprising of $37.2 million for the ordinary equity shares and $9.1 million for the preference shares. The purchase price is based on appraised values as of 13 May 2021 and the IVS Bulk balance sheet as of 30 April 2021. The agreement with Bain is subject to customary closing conditions with closing to occur no later than 30 September 2021.

b)	On 17 August 2021, Grindrod Shipping entered into an agreement to purchase the 2019 Japanese-built ultramax bulk carrier IVS Phoenix which we currently charter-in from its owners for a price of US$23.5 million, which we believe reflects a significantly reduced price relative to management’s estimate of the fair market value of the vessel due to the early termination of the prevailing charter agreement. The vessel was originally chartered-in for a minimum period of three years from delivery with two one-year extensions and no purchase options. In order to finance the acquisition, the Group has simultaneously entered into a financing arrangement with a separate third party on attractive terms for a net amount of $25.0 million. As part of the financing arrangement, the Group will bareboat charter the vessel back for a period of up to 15 years and has the right, but not the obligation, to acquire the vessel after the first two years of the charter. The transaction is expected to close by the end of September 2021 while the vessel will remain chartered-in on the original terms until closing.

F-24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: August 18, 2021
	By:	/s/ Stephen Griffiths
Stephen Griffiths Chief Financial Officer

31